SOUND SHORE FUND, INC.
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
800-551-1980

May 31, 2018
FILED VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Sound Shore Fund, Inc. File Nos. 002-96141/811-04244

    Ladies and Gentlemen:

This correspondence is submitted on behalf of Sound Shore Fund, Inc. (the "Fund").  Mr. Kenneth Ellington of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided oral comments, on May 15, 2018, regarding the Fund's Certified Shareholder Report on Form N-CSR (the "Report") under the Securities Exchange Act of 1934 and the Investment Company Act of 1940, filed on February 28, 2018.  For ease of reference, the Staff's comments have been restated in italics before our responses.

1.
Comment:  The Fund disclosed in the Statement of Operations included as part of the Report that an expense reimbursement applies with respect to the Fund's Investor Class shares, while Note 3 to the Financial Statements states that the reimbursement applies with respect to the Fund's Institutional Class shares. The Fund's Prospectus dated May 1, 2018, also discloses in the Fees and Expenses table and related Footnote 2 that the expense reimbursement applies to the Fund's Institutional Class shares.  Please revise the disclosures in the Report to state the correct share class to which the expense reimbursement applies.

Response:  On May 31, 2018, the Fund filed an amended Form N-CSR with the Commission, disclosing in the Statement of Operations that the expense reimbursement applies with respect to the Fund's Institutional Class shares. The Statement of Operations included as part of the report distributed to shareholders correctly disclosed that the expense reimbursement applies with respect to the Fund's Institutional Class shares. Accordingly, no amended report need be provided to shareholders.

2.
Comment:  Note that the Division of Investment Management's Investment Company Reporting Modernization Frequently Asked Questions (most recently updated April 27, 2018) references certain amendments to Form N-CSR with a compliance date of August 1, 2017 based on reporting period-end date. The Fund should prepare the responses with respect to subsequent Form N-CSR filings using the Form N-CSR then in effect.

Response: The Fund will report pursuant to the Form N-CSR then in effect for all future Form N-CSR filings, and has done so with respect to the amended Form N-CSR filing referenced above.
3.	Comment: Please confirm that the Fund's investment adviser may not recoup any Fund expenses reimbursed pursuant to the Expense Limitation Agreement between the investment adviser and the Fund.

Response:  The Fund confirms that the investment adviser may not recoup any waived and/or reimbursed expenses pursuant to the Expense Limitation Agreement. Future Notes to Financial Statements will specifically state that amounts waived and/or reimbursed pursuant to the expense limitation agreement are not subject to subsequent recoupment.

4.
Comment:  Pursuant to the requirements of Form N-1A, Item 27(b)(6), please include in subsequent annual shareholder reports a statement that the SAI includes additional information about Fund directors and is available, without charge, upon request, and provide a toll-free phone number for shareholders to call to request the SAI.

Response: The Fund will include such disclosures in subsequent annual shareholder reports.

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Thank you for your comments.  Please contact me at 207-553-7125 if you have any additional questions or comments.

Best regards,

                        /s/ Charles S.Todd
                    Treasurer
Sound Shore Fund, Inc